SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

New discovery in ultra-deep waters of Campos Basin pre-salt

Rio de Janeiro, June 28, 2011 – Petróleo Brasileiro S.A. – Petrobras informs that the joint venture formed by Petrobras, Repsol Sinopec and Statoil confirm the discovery of 2 levels of good quality oil in the exploration well 1-REPF-11A-RJS informally known as Gávea, which represents another discovery made in the pre-salt Campos Basin.

The joint venture is currently incorporating the results from the well into the evaluations before deciding on how to further explore and appraise the area.

The well, located at 190 kilometers off the coast of Rio de Janeiro, in a water depth of 2,708 meters reaching a final depth of 6,851 meters.

Petrobras and the consortium informed the Brazilian authorities about the existence of signs of hydrocarbons in the Gávea exploratory well in March 2011 for the first level and in April 2011 for the second one.

Repsol Sinopec is the operator of the consortium, with 35% stake, together with Statoil (35%) and Petrobras (30%).

www.petrobras.com.br/ri

  For further information: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

Investor Relations: I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ   I Phone: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may include provisions according to the meaning of Section 27A of the Securities Law, 1933, as amended (Securities Law), and Section 21E of the Securities Negotiation Law, 1934, as amended (Negotiation Law), which just reflect expectancies of Company’s officers. The words “foresees”, “believes”, “expects”, “intends”, “plans”, “projects”, “aims”, “shall”, among other similar words, aim at identifying such forecasts, which, of course, involve risks or uncertainties, either foreseen or not by the Company. Thus, the future results of Company’s operations may be different from current expectancies, and the reader must not base himself/herself exclusively on the information provided for herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.